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Exhibit 10.14

EMPLOYMENT AGREEMENT

        AGREEMENT, made December 20, 2002, by and between Synavant Inc., a Georgia corporation (the "Company") and Timothy Waller ("Executive").

RECITALS

        WHEREAS, the Company has executed or will execute an Asset Purchase Agreement for the sale of a majority of the assets of the Company (the "Asset Purchase Agreement") and has executed or will execute an Agreement and Plan of Merger in connection with the acquisition of the Company pursuant to a merger, with the Company surviving as a wholly owned subsidiary (the "Merger Agreement");

        WHEREAS, in order to induce Executive to remain employed with the Company on and after the closing of the transactions contemplated under the Asset Purchase Agreement and Merger Agreement (the "Transactions", and the date on which the last of the Transactions is consummated, the "Closing Date"), the Company desires to provide Executive with compensation and other benefits on the terms and conditions set forth in this Agreement, in exchange for terminating that certain Tier II Change-in-Control Agreement for Certain Executives of Synavant Inc. dated October 24, 2000 (the "Prior Agreement"); and

        WHEREAS, Executive is willing to accept such employment and perform services for Parent and the Company, on the terms and conditions hereinafter set forth.

        NOW THEREFORE, it is hereby agreed by and between the parties as follows:

        1.    Effectiveness; Effect on Prior Agreements; Signing Bonus.

        (a)    Effectiveness; Effect on Prior Agreements.    This Agreement shall become effective as of the date hereof, provided that the Executive is employed by the Company on the Closing Date (the "Effective Time"). As of the Effective Time, the Prior Agreement shall, except as otherwise provided herein, terminate and become null and void.

        (b)    Signing Bonus.    In consideration of the Executive's willingness to enter into this Agreement, the Company shall pay the Executive in cash as soon as practicable after the Effective Time (but in no event later than December 31, 2002), $66,000.00, plus a lump sum payment, in cash, equal to $22,000.00 (equal to twenty percent (20%) of your target annual bonus for fiscal year 2002), as payment for your annual bonus in respect of 2002.

        2.    Employment.

        (a)    Position.    Subject to the terms and conditions of this Agreement, the Company agrees to continue to employ Executive during the Term (as defined in Section 3 of this Agreement) as its Senior Vice President, Americas & Chief Technology Officer (the "SVP Americas"). Executive shall report directly to the Chief Executive Officer of the Company (the "CEO").

        (b)    Duties and Responsibilities.    Subject to the terms and conditions of this Agreement during the Term Executive agrees to remain employed as the SVP Americas of the Company, and agrees to devote his full working time and efforts to the performance of services, duties and responsibilities in connection therewith. Executive shall perform such duties and exercise such powers, commensurate with his position as the SVP Americas of the Company, as the CEO shall from time to time delegate to him on such terms and conditions and subject to such restrictions as the CEO may reasonably from time to time impose.

        (c)    Location of Workplace.    The Executive will perform his services at the Company's headquarters in Atlanta, Georgia, with the understanding that he shall be required to travel as may reasonably be required for the performance of his duties under this Agreement.

        3.    Term of Employment.    Executive's term of employment under this Agreement (the "Term") shall commence at the Effective Time and, subject to the terms hereof, shall terminate on the earliest to occur of (a) the first anniversary of the Closing Date, (b) termination of Executive's employment pursuant to this Agreement or (c) the date on which the board of directors of the Company (the "Board") determines that one or both of the Transactions shall not occur; provided, however, that any termination of employment by Executive (other than for death or disability) may only be made upon 30 days prior written notice to the Company. Any termination of Executive's employment by the Company shall be made by delivery to Executive of prior written notice of such termination.

        4.    Compensation.

        (a)    Salary.    During the Term, the Company shall pay Executive a base salary ("Base Salary") of not less than the rate in effect at the time of the Effective Time. The Base Salary shall be payable in accordance with the ordinary payroll practices of the Company.

        (b)    Annual Bonus.    During the Term, in addition to his Base Salary, Executive shall be eligible to participate in any annual incentive plan or program maintained by the Company (the "Bonus Plan"). Such participation shall be on terms commensurate with Executive's position and level of responsibility.

        (c)    Retention Bonus.    As an inducement for Executive to continue to be employed by the Company from the Effective Date through the Closing Date and thereafter, Executive shall be entitled to receive the Retention Bonus (as defined below), in a lump sum payment, in cash, upon the earlier to occur of (i) the first anniversary of the Closing Date, so long as Executive remains employed on such date and (ii) after the Closing Date but prior to the first anniversary thereof, the termination of Executive's employment for any reason other than a termination for Cause by the Company or by Executive without Good Reason. For purposes of this Agreement, the "Retention Bonus" is equal to $530,000.00.

        (d)  For purposes of this Agreement:

          "Cause" shall mean a termination of employment on account of:

            (A)  the willful and continued failure by Executive to substantially perform Executive's duties with the Company (other than any such failure resulting from Executive's incapacity due to physical or mental illness or disability) which failure is demonstrably and materially damaging to the financial condition or reputation of the Company and/or its subsidiaries, and which failure continues more than 48 hours after a written demand for substantial performance is delivered to Executive by the Board, which demand specifically identifies the manner in which the Board believes that Executive have not substantially performed Executive's duties or

            (B)  the willful engaging by Executive in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. No act, or failure to act, on Executive's part shall be deemed "willful" unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive's action or omission was in n the best interest of the Company.

    Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Executive a copy of the resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board at a meeting of the Board (after reasonable notice to Executive and an opportunity for Executive, together with Executive's counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, Executive were guilty of conduct set forth above and specifying the particulars thereof in detail.

          "Good Reason" shall mean, without Executive's express written consent, the occurrence of any of the following circumstances unless such circumstances are fully corrected within ten business days after Executive provide written notice to the Company of any such occurrences:

            (A)  the assignment to Executive of any duties inconsistent with Executive's position in the Company or an adverse alteration in the nature or status of Executive's responsibilities or the conditions of Executive's employment;

            (B)  a reduction by the Company in Executive's annual base salary or annual target bonus, except for across-the-board reductions similarly affecting all senior executives of the Company;

            (C)  the relocation of the principal place of Executive's employment to a location more than 50 miles from the location of such place of employment on the date of this Agreement;

            (D)  the failure by the Company to pay to Executive any portion of Executive's compensation within ten business days of the date such compensation is due;

  Notwithstanding anything set forth herein to the contrary, none of the foregoing circumstances shall be deemed to constitute Good Reason if such circumstance is a sole and direct consequence of, or solely and directly related to, the occurrence of the Transactions.

        5.    Employee Benefits.    During the Term, the Company shall provide Executive during the Term with coverage under all employee pension and welfare benefit programs, plans and practices in accordance with the terms thereof, which the Company makes available to its executives generally.

        6.    Expenses.    Executive is authorized to incur reasonable expenses in carrying out his duties and responsibilities under this Agreement, including, without limitation, expenses for travel and similar items related to such duties and responsibilities. The Company will reimburse Executive for all such expenses upon presentation by Executive from time to time of appropriately itemized and approved (consistent with the Company's policy) accounts of such expenditures.

        7.    Termination of Employment.

        (a)    Payments and Benefits.    If during the Term but after the Closing Date, Executive's employment with the Company is terminated for any reason by Executive or the Company, Executive shall be entitled to receive the following:

  (i)
  The Company shall pay Executive any accrued but unpaid Base Salary through the date of termination at the rate in effect at the time notice of termination is given, no later than the fifth day following the date of termination, and Executive shall receive all other amounts to which Executive is entitled under any compensation or benefit plan of the Company, at the time such payments are due.

  (ii)
  At the time specified in Section 7(b) hereof, the Company shall pay to Executive, in lieu of amounts which otherwise may be payable to Executive under any bonus plan (a "Bonus Plan"), an amount in cash equal to (A) Executive's annual target bonus for the year in which the Closing Date occurs, multiplied by a fraction (I) the numerator of which equals the number of full or partial days occurring between January 1 of the year in which Executive's date of termination occurs up until (and including) the date of Executive's termination of employment and (II) the denominator of which is 365, plus (B) Executive's target bonus opportunity with respect to each other performance period in progress under all Bonus Plans in effect at the time of termination (other than the period for which Executive is paid pursuant to clause (A)), multiplied (in each case) by a fraction (I) the numerator of which equals the number of full or partial days elapsed from the beginning of the applicable performance period through the date of Executive's termination and (II) the denominator of which is the total number of days in the applicable performance period.

  (iii)
  For a 24-month period following Executive's termination of employment, the Company shall arrange to provide Executive with life and health insurance benefits no less favorable than those which Executive was receiving immediately prior to the time notice of termination is given. Notwithstanding the foregoing, any benefit described in the preceding sentence shall constitute secondary coverage with respect to any life and health insurance benefits actually received by Executive in connection with any subsequent employment (or self-employment) during the 24-month period following Executive's termination.

  (iv)
  Starting at age 55, the Company shall provide Executive with retiree medical and life insurance benefits that are no less favorable than the most favorable retiree medical and life insurance benefits that the Company has provided to any executive officer who has retired on or prior to the time notice of termination is given to Executive, provided that Executive has both (A) attained age 55 at such time and (B) have achieved such years of service that have been recognized for purposes of benefit accrual under the employee benefit plans of the Company that would allow Executive to retire under any pension benefit plans maintained by the Company. Notwithstanding the foregoing, any benefit described in the preceding sentence shall constitute secondary coverage with respect to retiree medical and life benefits actually received by Executive in connection with any subsequent employment (or self-employment) following Executive's termination.

  (v)
  In addition to the foregoing, in the event of any termination of employment other than a termination for Cause by the Company or by Executive without Good Reason, a lump sum payment of the Retention Bonus.

        (b)    Time of Payments.    The payments provided for in Section 7(a) hereof shall be made not later than the fifteenth day following the date of termination; provided, however, that if the amount of such payments cannot be finally determined on or before such day, the Company shall pay to Executive on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the date of termination.

        8.    Excise Tax.

        (a)  In the event Executive become entitled to any amounts payable in connection with a change in ownership or control (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")) or termination of employment during the Term (whether or not such amounts are payable pursuant to this Agreement) (the "Severance Payments"), if any of such Severance Payments are subject to the tax (the "Excise Tax") imposed by Section 4999 of the Code (or any similar federal, state or local tax that may hereafter be imposed), the Company shall pay to Executive at the time specified in Sections 4(c) and/or 7(a) hereof an additional amount (the "Gross-Up Payment") such that the net amount retained by Executive, after deduction of any Excise Tax on the Total Payments (as hereinafter defined) and any federal, state and local income and employment taxes and Excise Tax upon the payment provided for by this Section 8, shall be equal to the Total Payments. The foregoing notwithstanding, if the Severance Payments exceed the Safe Harbor Amount (as defined below) and a reduction of up to 15% of any cash payments pursuant to Sections 4(c) and/or 7(a) hereof would cause the Severance Payments to be equal to the Safe Harbor Amount and thereby avoid the imposition of any Excise Tax, the cash payments pursuant to Sections 4(c) and/or 7(a) hereof shall be reduced to the extent necessary (up to 15%) to result in all remaining Severance Payments equal to the Safe Harbor Amount. The "Safe Harbor Amount' shall mean one dollar less than 300% of the "base amount" as determined in accordance with Section 280G(b)(3) of the Code.

        (b)  For purposes of determining whether any of the Severance Payments will be subject to the Excise Tax and the amount of such Excise Tax: (i) any other payments or benefits received or to be received by Executive in connection with a change in control or Executive's termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any "person" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934) whose actions result in a change in control or any Person affiliated with the Company or such person) (which, together with the Severance Payments, constitute the "Total Payments") shall be treated as "parachute payments" within the meaning of Section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless in the opinion of nationally-recognized tax counsel selected by Executive such other payments or benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax; (ii) the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments and (B) the amount of excess parachute payments within the meaning of Section 280G(b)(1) of the Code (after applying Section 8(b)(i) hereof); and (iii) the value of any non-cash benefits or any deferred payments or benefit shall be determined by a nationally-recognized accounting firm selected by Executive in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Executive's residence on the date of termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of Executive's employment, Executive shall repay to the Company within ten days after the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross-Up Payment being repaid by Executive if such repayment results in a reduction in Excise Tax and/or federal and state and local income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of Executive's employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional gross-up payment in respect of such excess within ten days after the time that the amount of such excess is finally determined.

        9.    Nonduplication of Benefits.    To the extent, and only to the extent, a payment or benefit that is paid or provided under Sections 4(c) and/or 7(a) would also be paid or provided under the terms of the applicable plan, program or arrangement, such applicable plan, program or arrangement will be deemed to have been satisfied by the payment made or benefit provided under this Agreement.

        10.    Restrictive Covenants.

        (a)    Consideration for Entering into Restrictive Covenants.    In consideration for Executive's agreeing to be bound by the following restrictive covenants, the Company hereby agrees to pay Executive an amount equal to $130,000.00, payable cash payment within ten (10) business days after the date of your termination of employment with the Company for any reason. Executive hereby acknowledges that the above-referenced consideration (individually and in the aggregate), the sufficiency and adequacy of which is hereby acknowledged, is in addition to anything of value to which Executive is already entitled and is given in exchange for the provisions hereof.

        (b)    Covenant Not to Compete.    In consideration for the payments provided for in Section 10(a) above, Executive hereby agrees that, without the Company's prior written consent, effective as of the date of this Agreement, for so long as Executive is employed by the Company or one of its Subsidiaries (and any successors in interest therein), and for a period of one (1) year thereafter (the "Noncompete Period"), Executive shall not directly or indirectly, either as principal, manager, agent consultant, officer, stockholder, partner, investor, lender, employee or in any other capacity, engage in or have any financial interest in any Competitive Business (as hereinafter defined) in the Territory (as defined herein) and in a capacity identical to or similar to the capacity in which Executive worked at the Company. Nothing in this Section 10(b) shall be construed so as to preclude Executive from investing in any publicly or privately held company, provided that Executive's beneficial ownership of any class of such company's securities does not exceed 2% of the outstanding securities of such class. For purposes of this Agreement, a "Competitive Business" is any corporation, partnership, or any other business or firm that principally engages in the business of, and competes directly with, any of the businesses owned or operated by the Company, its Subsidiaries or affiliates (including any parent company) and any successors thereto (the "Restricted Group") in the sale, representation or marketing of computer programs, or any related services, for the collection and/or dissemination of sales and/or marketing information for pharmaceutical manufacturers, over-the-counter ("OTC") pharmaceutical manufacturers or manufacturers of biotech or vaccine products (with said Competitive Businesses including, without limitation, Siebel Systems, Inc., Dendrite International, Inc., Aurum Software (a Baan Company), Epsilon, Phoenix Marketing, J. Nipper & Company, C3i-Inc. and their affiliates and successors thereto). The "Territory" shall be defined to be the following geographic areas: City of Atlanta, the counties of Clayton, Cobb, Coweta, Dekalb, Douglas, Fayette, Forsyth, Fulton, Gwinnett and Henry, Georgia and the counties of Bergen, Morris, Ocean, and Passaic, New Jersey. Executive acknowledges that the Company conducts its business within the Territory, that Executive will perform services for and on behalf of the Company within the Territory, and that this Section (and the Territory) is a reasonable limitation on Executive's ability to compete with the Company.

        (c)    Covenant Not to Disclose Confidential Information.    During the Noncompete Period, Executive shall not disclose or use at any time any Confidential Information (as defined below) of which Executive is or becomes aware, whether or not such information is developed by Executive, except to the extent that such disclosure or use is (x) directly related to and required by Executive's performance of duties, if any, assigned to Executive by the Company or (y) required by law. As used in this Agreement, the term "Confidential Information" means information that is not generally known to the public and that is used, developed or obtained by the Restricted Group in connection with its business, including but not limited to (i) products or services, (ii) fees, costs and pricing structures, (iii) designs, (iv) computer software, including operating systems, applications and program listings, (v) flow charts, manuals and documentation, (vi) data bases, (vii) accounting and business methods, (viii) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (ix) customers and clients and customer or client lists, (x) other copyrightable works, (xi) all technology and trade secrets, and (xii) all similar and related information in whatever form, including any of the foregoing relating to research, operations, finances, current and proposed products and services, vendors, customers advertising and marketing, and other non-public, proprietary, and confidential information of the Restricted Group. Confidential Information will not include any information that has been published in a form generally available to the public prior to the date Executive propose to disclose or use such information. Executive acknowledges and agree that all copyrights, works, inventions, innovations, improvements, developments, patents, trademarks and all similar or related information which relate to the actual or anticipated business of the Company and its Subsidiaries (including its predecessors and successors) and conceived, developed or made by Executive while employed by the Company or its successors in interests belong to the Company (or its predecessors or successors). Executive hereby agrees to perform all actions reasonably requested by the Company or its successors in interests (whether during or after the Noncompete

Period) to establish and confirm such ownership at the Company's expense (including without limitation assignments, consents, powers of attorney and other instruments).

        (d)    Covenant Not to Solicit Customers or Employees.    Executive agree, during the Noncompete Period, not to:

  (i)
  employ, recruit, hire or attempt to recruit or hire, directly or by assisting others, for the benefit of any person or entity other than the Restricted Group, any person who is, or was during the twelve (12) months preceding any such solicitation for employment or employment, employed by the Company or its successors in interests, (other than secretarial or other administrative employees who worked directly for Executive prior to such termination; and

  (ii)
  not to directly or indirectly, recruit, solicit, contact, or divert any customers of the Company or its successors in interests (with which customers Executive has had material contact as a result of and during Executive's employment with the Company) to become customers of any Competitive Business. Executive acknowledges that due to Executive's relationship with such customers, Executive has developed special contacts and relationships with such customers, and that it would be unfair and harmful to the Restricted Group if Executive took advantage of such relationships with such customers.

        (e)    Limitations on Restrictive Covenants.    For purposes hereof, these covenants not to compete/not to solicit shall not apply with respect to any member of the Restricted Group unless the principal business thereof is a Competitive Business. It is understood and agreed by Executive that the parties hereto have attempted to limit Executive's right to compete only to the extent necessary to protect the Company from unfair competition. Executive acknowledges that the covenants and promises contained in this Section 10 are not intended to restrict Executive in the exercise of Executive's skills or the use of knowledge or information that does not rise to the level of a trade secret under applicable law or Confidential Information of the Company (to which trade secrets and Confidential Information Executive will have access and make use of during employment with the Company). It is acknowledged by the parties hereto that the purpose of these covenants and promises is (and that they are necessary) to protect the Company's legitimate business interests, to protect the Company's investment in the specialized training provided to (and skills obtained by Executive during Executive's employment in addition to the overall development of its business and the good will of its customers, and to protect and retain (and to prevent Executive from unfairly and to the detriment of the Company utilizing or taking advantage of) such business trade secrets and Confidential Information of the Company and those contacts and relationships (including those with customers and employees of the Company) which Executive established due to Executive's employment with the Company. This Agreement is not intended to preclude Executive's opportunity to engage in or otherwise pursue occupations in any unrelated or non-competitive field of endeavor, or to engage in or otherwise pursue directly competitive endeavors so long as they meet the requirements of this Agreement. Executive represents that Executive's experience and abilities are such that existence or enforcement of these covenants and promises will not prevent Executive from earning or pursuing an adequate livelihood and will not cause an undue burden to Executive or Executive's family. Executive acknowledges that these covenants and promises (and their respective time, geographic, and/or activity limitations) are reasonable and that said limitations are no greater than necessary to protect said legitimate business interests in light of Executive's position with the Company and the Company's business, and Executives agree to strictly abide by the terms hereof.

        (f)    Enforcement; Specific Performance.    Notwithstanding clauses (b), (c), (d) or (e) above, if at any time a court holds that the restrictions stated in such clauses are in whole or in part unreasonable or otherwise unenforceable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographic area determined to be reasonable under such circumstances by such court will be substituted for the stated period, scope or area. Because Executive's services are unique and because Executive have had access to Confidential Information, Executive agrees that money damages will be an inadequate remedy for any breach of this Section 10 by Executive. Accordingly, Executive understands, acknowledges and agrees that in the event of a breach or threatened breach of any of clause of this Section 10, the Restricted Group shall suffer irreparable injury for which there is no adequate remedy at law, and the Company or its successors or assigns will therefore be entitled to temporary, preliminary, or permanent injunctive relief from the courts enjoining said breach or threatened, in addition to other rights and remedies existing in their favor (without the posting of a bond or other security). Executive further acknowledges that the Company or its successors or assigns also shall have the right to seek any other damages, relief, or remedies at law as well as or in lieu of equitable relief in the event of any such breach.

        (g)    Review and Voluntariness of Agreement.    Executive acknowledges that Executive has had an opportunity to read, review, and consider the provisions of this Agreement, that Executive has in fact read and do understand such provisions, and that Executive has freely, voluntarily, knowingly, and without coercion entered into this Agreement.

        11.    Mitigation.    Except as provided in Section 7(a)(iv) and (v) hereof, Executive shall not be required to mitigate the amount of payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of payment or benefit provided for under this Agreement be reduced by any compensation earned by Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by Executive to the Company, or otherwise.

        12.    Costs of Proceedings.    The Company shall pay all costs and expenses, including all attorneys' fees and disbursements, of the Company and, at least monthly, Executive in connection with any legal proceedings, whether or not instituted by the Company or Executive, relating to the interpretation or enforcement of any provision of this Agreement; provided that if Executive instituted the proceeding and a finding (no longer subject to appeal) is entered that Executive instituted the proceeding in bad faith, Executive shall pay all of Executive's costs and expenses, including attorneys' fees and disbursements. The Company shall pay prejudgment interest on any money judgment obtained by Executive as a result of such proceeding, calculated at the prime rate of The Chase Manhattan Bank as in effect from time to time from the date that payment should have been made to Executive under this Agreement.

        13.    Notices.    Notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when (a) personally delivered or (b) mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement; provided that all notice to the Company shall be directed to the attention of the Board with a copy to the General Counsel of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

        14.    Validity.    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

        15.    Successors; Binding Agreement.

        (a)    Successor to Company to Assume Obligations.    The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets and/or interests of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets and/or interests as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

        (b)    Employee's Successors.    This Agreement shall inure to the benefit of and be enforceable by Executive and Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. In the event of Executive's death, all amounts otherwise payable to Executive hereunder shall, unless otherwise provided herein, be paid in accordance with the terms of this Agreement to Executive's devisee, legatee or other designee or, if there is no such designee, to Executive's estate.

        16.    Miscellaneous.    No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer as may be designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the time or at any prior or subsequent time. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia without regard to its conflicts of law principles. All references to sections of the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law. The obligations of the Company under this Agreement shall survive the expiration of this Agreement to the extent necessary to give effect to this Agreement.

        17.    Entire Agreement.    This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and during the term of this Agreement supersedes the provisions of the Prior Agreement and all other prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereof with respect to the subject matter contained herein, and, further, the payments and benefits provided for in this Agreement are in lieu and full satisfaction of all other payments and benefits that would otherwise be due and payable under the Prior Agreement; provided, however, that in the event the Term of this Agreement terminates pursuant to Section 3(c) of this Agreement, the Prior Agreement shall immediately be reinstated and in full force and effect, without prejudice to Executive. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. Notwithstanding anything to the contrary in this Agreement, the procedural provisions of this Agreement shall apply to all benefits payable as a result of a change in control as defined under any employee benefit plan, agreement, program, policy or arrangement of the Company.

        18.    Governing Law.    This Agreement shall be construed, interpreted and governed in accordance with the laws of the State of Georgia, without reference to rules relating to conflicts of law.

        19.    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

        20.    Headings and Section References.    The headings used in this Agreement are intended for convenience or reference only and will not in any manner amplify, limit, modify or otherwise be used in the construction or interpretation of any provision of this Agreement. All section references are to sections of this Agreement, unless otherwise noted.

[Signatures on next page.]

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SYNAVANT INC.
	By:	Vincent Napoleon
	Title:	Sr. Vice President, Secretary and General Counsel
EXECUTIVE
/s/ Timothy Waller Timothy Waller

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